Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM

     We have issued our reports dated March 14, 2005 (except for note J, as to which the date is April 28, 2005) accompanying the consolidated financial statements and schedule and management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of The Sportsman’s Guide, Inc. and subsidiaries appearing in the 2004 Annual Report of the Company to its shareholders included in the Annual Report on Form 10-K/A for the year ended December 31, 2004 which are incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned reports and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

Minneapolis, Minnesota
May 11, 2005